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camera topaz I just thought we're over

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here no we're over here

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is this Zachary Zachary are you are you

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are you working through that pie lucky

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better hurry up I know I better hurry up

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Zachary bonder is here everyone from

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Noble pies and we're so excited to have

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Noble pies back and your story is so

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marvelous so tell everybody what

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happened back in 2008. so in 2008 we

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were in the horse Rehabilitation

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business right and when the economy

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crashed we lost our horse business so we

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had to act fast and so your mom had

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always been known how to make grape pie

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yep so my mother went back to her roots

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and she decided to take me my little

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brother and my sister to the local

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Orchard and we picked fruit until the

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sunset and that night we baked pies

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through the night and my brother my

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mother sent me my grandma and my grandpa

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out to the side of the road with a
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little picnic table and we hand painted
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a sign that said turn back for pie to
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slow down I think we have a Graphic of
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that or a still photo of that that's me
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yep so how old were you in this picture
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about 14 years old about 14 years old
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and that day how many pies did you have
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for sale we baked about 30 eyes and they
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sold out how quickly in less than two
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hours in less than two hours turn back
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for pie they sold it on the side of the
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road so then the next day you you took
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more pies up to this up to the side of
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the road we did it again every weekend
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and it saved our farm it saved our
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horses eventually you made enough money
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to buy everything back yeah it was
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actually it was so busy on the side of
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the road we actually got kicked off the
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side of the road for slowing down
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traffic oh my word don't worry about

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that so these pies are amazing there are
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two flavors to choose from and if you
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can't choose between the two flavors we
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have a combo which is great these pies
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are marbles when I was a little boy and
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mom would say what kind of birthday cake
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would you like I'd say could I have pie
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and so we put birthday candles in pie so
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this is the apple of my eye yes this is
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the first time we're bringing our apple
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of my eye crumb pie to QVC for sure
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crumb topping right and then a pastry
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top this was one of your most famous
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pies it's called marry me cherry yes
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will you marry me cherry will you marry
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me cherry I bet your pardon and then if
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you can't decide between you get two of
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each uh two of those flavors if that's
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what you choose two apple or two cherry
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or you can do a combo where you get one
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in one now we're shipping these
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November the 6th and December the 4th

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there is no auto delivery on these now
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when these arrive home they're not baked
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we need to bake them and can we do that
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from Frozen absolutely yep and how long
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will that take uh it's gonna go in your
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oven at 300 degrees for about 70 to 80
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minutes and it's going to come out of
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your oven fresh baked just like this
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ready to be in for the holidays Each pie
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is six to eight servings so if you get
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to that's a lot of pie to go around and
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Each pie lasts up to six months in the
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freezer this is how they're shipped to
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you and they're shipped rock hard Frozen
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now these will list last year you said
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six months in the freezer six months six
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months in the freezer they're not gonna
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last six days once you get these in your
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house because you're gonna pop in that
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oven and the fact that you can bake from
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Frozen means you don't have to plan
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ahead exactly which is fantastic now all

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this is lovely your story is charming
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but let's have some pie let's do it all
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right so let's come in here and this is
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your crumb pie first time ever you bring
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this in for Christmas in July Christmas
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in July or counting on Christmas yep so
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our apple pies
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so good and people travel hours to our
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Bakery just to try it
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not pretty at all all right we can trade
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if you want it's fine but you know what
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there you go yeah so our apple pie is
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made with three different varieties of
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apples from the Hudson Valley and that's
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where our Bakery is located and we are
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known for our apples so you're gonna
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have Gala Golden Delicious and honey
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crisp apples in your pie how's that
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taste David
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first of all the crumb is lovely the
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apples have some texture to them they're
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not mushy you want to know why it's

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because we hand peel every single
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solitary apple right before it goes into
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the pie so it's crispy not not mushy
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it's not going to taste like it's from a
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can because it's not and also we're
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using fresh fruit which means we're not
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over sugaring our pie either and for
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those it's not super sweet no not at all
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sweet enough but not super sweet and for
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those who are sensitive to spices we
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don't overspice our apple pie either
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it's just a tiny bit of cinnamon and a
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tiny bit of nutmeg all right let me give
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you uh just a little let me have a
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little sample of the Cherry let me join
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you cool this is the will you marry me
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cherry oh yeah so this is just marry me
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cherries the Williams you marry me
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cherry and this pie is so special
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because we use dark sweet cherries and
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sour cherries so it's the perfect combo
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of tartan sweet I'm gonna join you

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um
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the cherries have texture The Filling is
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sweet but not overly sticky sweet and I
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love a pastry top pie oh boy is that
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good and you want to know what's so
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amazing about our pastry please
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it's all butter we're not using any
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vegetable shortening none of that bad
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stuff I'm happy dancing to the butter
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all right quality butter let me update
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you now
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now this price will go away at the end
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of the show because it's one time only
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value so at 3 59 PM eastern time this
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value is done
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if you want November the 4th or November
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6th rather in the uh in the all Apple
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270 if you want will you marry me cherry
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on November 6th
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270 if you want the combo for November
5:20
6. 700 and that is very popular right
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now if you want 12-4 in just Apple

5:27
500 just cherry
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500 and the and the combo
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1300 Big Bite Steve are you ready for
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pie
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am all right now Steve I want you to
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meet Zachary all right I'm coming on in
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here dodging yes hi Zachary nice to meet
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you Zachary bonder is a member of the
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family and let's get you a fresh Fork
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you betcha here's that and here's the
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apple pie oh the little ice cream I
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prefer a la mode do you um I like a la
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mode but I want you to taste just no
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just the pie we're just we're not ice
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cream tasting here oh my goodness you
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know the ice cream is gonna be good
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there's crumb on top and it's a nice
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thin layer here we go oh here we go oh
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balancing the pie here we go oh yeah
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right Steve
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um
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and the apples have texture that perfect

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tart yep
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that perfect sweetness but not too sweet
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not too sweet right little Tang little
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Tang yep but that crust that crumble on
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top wow that is special all right I'm
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gonna give you the whole half a cherry
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pie
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because we don't have one on a plate
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okay great oh no really you weren't
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kidding oh you can have the whole thing
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okay we'll we'll try to I mean this is
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not the first time I've eaten pie out of
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a pan right no absolutely you and I
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sometimes do I would buy a whole pie and
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eat the middle elk eat from the middle
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out yeah I used to do the same thing
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fantastic this might be my favorite day
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will you marry me cherry what do you
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think
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I do
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how about that this is fantastic and
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again what I love is the balance it's

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plenty sweet but not too sweet yeah the
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the tartness and the cherries really
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seeing here and sometimes a cherry pie
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can be a little too sweet but this is
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nice and tart and tangy just what you
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want from a cherry pie this is fantastic
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so over 1300 of these pies have been
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ordered now if you want these November
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or 11 uh you know November 6th in the
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all Apple 200 and the all cherry 230 and
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in the combo
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450 in that November ship in December
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the 4th all Apple
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450 all cherry 450 and in the combo
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fewer than 1200 you remember 2008 was
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the time that our economy took a
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nosedive and so did your family's
7:48
business you lost the business and the
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farm didn't you yeah we we worked our
7:53
butts off to make these pies and it's
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it's truly amazing that we couldn't
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bring him here to QVC today because we

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make them the exact same way my
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great-grandmother so how has the QVC
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component of your business changed life
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for you and your family I'm definitely
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working a lot more hours obviously have
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you had to hire more people yeah we had
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to hire more people and also people have
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been traveling to our Bakery to meet us
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in person which has been incredible who
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have seen us on QVC see there beautiful
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story yeah it's really I don't know but
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he's tall folks I don't know if he's
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available but if he is then there you go
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um hey we're very very excited about
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these pies not only because you're
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helping small business in America just
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by buying them but you're also buying
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great pie now down south I can turn pie
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into about a seven syllable word
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and this is marvelous and it's Pi you
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bake yeah so you receive it frozen I'll
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show you this is how they look oh please

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all right enjoy good to meet you that so
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This Is How They Come shipped to you and
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then from Frozen we're going to pop
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these into the oven you said a 300 oven
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for 70 to 80 minutes that's it from Rock
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Hard Frozen when I put these on a sheet
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pan but I'm guessing absolutely because
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they might get a little um gooey yep and
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you after it's baked you can even freeze
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little slices of it if you're home by
9:07
yourself or you think it's going to last
9:09
a while or you want to say portion
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control because you know me
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no joke I would buy pie and eat the
9:16
middle out and then I'd eat the next
9:18
ring and then the crust would be all I
9:21
have to tell you a story David please
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when I was a kid growing up my mother
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always made me apple pie and I would
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sleep walk to my kitchen and when I woke
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up the middle of the pie was always gone
9:32
and in my hands

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and you were sleeping I was sleeping is
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that your story and you're sticking with
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it yep and it still happens
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we're gonna invite everyone to stay on
9:43
the line this has been incredibly
9:44
popular and 1800 pies are gone November
9:48
is now half gone and what we brought in
9:50
December will be soon to follow remember
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what you're doing is you're supporting
9:54
small business in America and you're
9:56
really bringing home great pie this is a
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one-time only value price only good at
9:59
this price until 359 which is the end of
10:02
the hour or into the show ladder so
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important for everyone to grab theirs
10:06
while they can Zachary please give your
10:07
family our best thank you so much
10:10
appreciate it all right big bite is
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standing by because